Exhibit 21.1

Subsidiaries of Mascoma Corporation

Name of Subsidiary	Jurisdiction
Mascoma Canada Inc.	Canada
Mascoma-NY, LLC	Delaware
Mascoma Brasil - Research and Development of Biomass Technologies LTDA	Brazil
Frontier Renewable Resources, LLC	Delaware
Frontier Kinross, LLC	Delaware
SunOpta BioProcess USA Inc.	Delaware
Sun Reach Investments Ltd.	Hong Kong
Mascoma Alberta Drayton Valley Limited	Alberta, Canada
American Advanced Biofuels Company LLC	Delaware
Xylitol Canada Inc.	Ontario, Canada